STL Marketing Group, Inc.

10 Boulder Crescent, Suite 102

Colorado Springs, Colorado 80903

December 11, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Attn: Mara Ransom, Assistant Director

Re:	STL Marketing Group, Inc.
Amendment No. 3 to Registration Statement on Form 10
Filed February 20, 2015
File No. 000-55013

Dear Ms. Ransom:

We have received your letter dated March 11, 2015 and have updated the Registration Statement and prepared the following responses to your comments.

General

1. We note your response to comments 2 and 4, regarding the Lease Agreement and the AEP Report, respectively. Please advise us as to whether your intention is to file the agreements as exhibits to your filing and submit a confidential treatment request for certain limited redacted portions of the agreements pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, or to submit the agreements as supplemental material and make a concurrent request that the agreements be returned to you pursuant to Rule 12b-4 under the Exchange Act and/or afforded confidential treatment under Rule 83.

RESPONSE: We plan to file as supplemental material pursuant to Rule 12b-4, to be returned to the Company, and request that confidential treatment afforded under Rule 83 be extended.

Item 1. Business, page 4

2. We note your disclosure that on June 24, 2014, PSS entered into a Strategic Alliance and Distribution Agreement with Call Management Products, Inc., in connection with the marketing and selling of telecommunications products. If material, please file a copy of such agreement as an exhibit to your registration statement. Please see Item 601(b)(10) of Regulation S-K.

RESPONSE: This agreement is now included as an exhibit to the registration statement.

Overview of Our Telecommunications Business, page 7

3. Please also provide further details regarding the “internal work [that] has been completed on both the structural necessities for this type of transactional business and the necessary training and certifications processes to ensure the proper infrastructure in instituting a process to establish dealers.”

RESPONSE: Additional details have been added to the registration statement.

4. Please provide further explain PSS’s status as an “exclusive Strategy Ally for CMP’s products.”

RESPONSE: PhoneSuite Solutions is the exclusive agent for PhoneSuite branded products in its assigned international territory. PSS vets, contracts, and establishes the international distribution for PhoneSuite. This has been included in the registration statement. More specifics are found in the PSS agreement.

5. We note your statements that you have issued “just under $100,000 of quotes to interested, potential customers for VoIP equipment.” Please explain how you have located and continue to locate customers for such products.

RESPONSE: Customers are located in various ways. As a dealer-based, business-to-business model, we establish dealers and support them, forward leads in their respective territories. The dealers in turn promote and generate marketing in their local territories to generate their own leads. All dealers are established businesses in the hospitality industry, so as clients need communications products they engage in the sales process. We estimate that within a few quarters our dealer channel will begin to produce sales on a regular, more consistent basis. We are introducing the brand to new markets, a process that has proven to be time-consuming. Additionally, CMP lists most major hotel chains as clients, so as they develop needs overseas, we receive those opportunities and reach out to them to provide sales support and any information required. This explanation has been added to the registration statement.

6. Please explain how you have located and plan to continue to locate dealers for your products, and provide further details regarding the material terms of your distribution agreements. Please also file a copy of any material distributor agreements as exhibits to your registration statement. Please see Item 601(b)(10) of Regulation S-K.

RESPONSE: We have extended experience and a developed network of dealers around the world. Concerning our ongoing efforts, we expect to have the development as clients begin to purchase equipment and consider the brand for new projects outside original arenas. Often, hotel management companies and chains have other properties in geographically separated areas and those new opportunities already have service and installation partners that are dealers. Our plan is to utilize new opportunities to offer the installation and ongoing support contracts to the existing hotels, or to a local dealer already operating in the area, as an incentive to sign with us. This has been added to the registration statement.

Item 1A. Risk Factors, page 7

7. We note your disclosure that work on your PPA Proposal in Costa Rica has been delayed for a period of eighteen months, and that you “cannot state with any certainty or provide any assurances of an expected timeline for regulatory approval.” Please revise your risk factors to discuss the risks related to the current regulatory environment in Costa Rica and the delay in your operations, along with any associated consequences. Please also disclose any risks and consequences if your operations in Costa Rica are unable to proceed.

RESPONSE: The regulatory environment in Costa Rica has proved to be unresponsive and capricious. Based on our dealings with their regulatory bodies, we have no reason to believe there is any timeframe in which we can expect to hear back regarding requests and the like. Consequently, there is uncertainty as to whether we will ever be able to pursue business opportunities there. This disclosure has been added to the registration statement.

Item 2. Financial Information

Plan and Operations, page 14

8. Please provide the basis for your belief that, in 2015, “PhoneSuite Solutions, Inc. will begin to generate revenue, add dealers, and follow through with our goal to gain financial independence.”

RESPONSE: This statement has been adjusted to reflect management’s perception as of now.

Item 3. Properties, page 17

9. We note your response to comment 6 and your revised disclosure that your board of directors believes your lease agreement in Guanacaste, Costa Rica is material. Please file a copy of the lease as an exhibit to your registration statement. Please see Item 601(b)(10) of Regulation S-K.

RESPONSE: We claim this is no longer a material agreement, as unexpected delays have prevented it from being carried out. Indeed, we no longer seek to enforce its performance. Its mention has been removed from the registration statement.

Item 4. Security Ownership of Certain Beneficial Holders and Management, page 18

10. Please revise your beneficial ownership table to include beneficial holders of more than five percent of any class of your voting securities, in addition to those individuals required to be included pursuant to Item 403(b) of Regulation S-K. In this regard, we note that you have included Cede & Co. as the beneficial holder of 755,871,904 shares of your common stock. Please see Item 403(a) of Regulation S-K.

RESPONSE: The beneficial ownership table has been updated in the registration statement.

11. Please update your beneficial ownership table to include any person who is known to you to be the beneficial owner of more than five percent of any class of your voting securities. In this regard, we note your disclosure on page 22 that in the nine months ended September 30, 2014, you issued 176,088,000 shares of your common stock to Tarpon Bay Partners, LLC.

RESPONSE: The beneficial ownership table has been updated in the registration statement. The shares issued to Tarpon Bay were immediately sold and Tarpon Bay is no longer a beneficial owner of the Company’s shares.

Item 6. Executive Compensation, page 19

12. Please clarify the amounts of the salaries listed in your Summary Compensation Table that have been paid to date, as well as the amounts accrued, for each of your named executive officers.

RESPONSE: A table with paid and accrued amounts has been added to the registration statement.

Notes to the Condensed Consolidated Financial Statements

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations, page F-5

13. You state in your response to comment 16 that you filed a copy of the acquisition agreement as an exhibit to the filing. We are unable to locate the exhibit in the exhibit index on page 24. As previously requested, please file a copy of the acquisition agreement as an exhibit to the filing.

RESPONSE: A copy of the acquisition agreement will be filed as an exhibit to the registration statement.

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended September 30, 2013

14. You state in your response to comment 18 that you will revise the certifications filed as Exhibits 31.1 and 31.2 to conform to the certifications set forth in Item 601(b)(31)(i) of Regulation S-K. Please do so.

RESPONSE: The necessary certifications will be revised on Form 10-Q/A with updated exhibits.

Sincerely,

/s/ José P. Quiros
José P. Quiros
Chief Executive Officer